UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec to Acquire Certain Operating Assets of China Tex Mechanical & Electrical Engineering Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on December 12, 2014, in Kyoto, Japan

Nidec to Acquire Certain Operating Assets of
China Tex Mechanical & Electrical Engineering Co., Ltd.

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) today announced that it has agreed to acquire certain operating assets of China Tex Mechanical & Electrical Engineering Co., Ltd. (“China Tex MEE”), a China-based electric motor and drive manufacturer, through Nidec Motor (Qingdao) Co., Ltd. (NMQC) (the “Transaction”). For this purpose, NMQC entered into a definitive agreement with China Tex MEE on November 12, 2014.

1.

Purpose of the Transaction — Aiming to become the global leader in Switched Reluctance (SR) motors and drives, and to create a foothold for Nidec Industrial Solutions (NIS) business in China

The Company has endeavored to strengthen its commercial/industrial motor business as one of its strategically important business areas, where Nidec Motor Corporation (formerly, Emerson Electric Co.’s motors and controls business, “NMC”), which the Company acquired in September 2010, has been the primary operating subsidiary.

NMC is the global technology leader in SR motors and drives. With its Nidec SR Drives Ltd. in the UK, and Nidec Avtron Automation Corporation in the USA, which the Company acquired in September 2012, NMC has been developing SR technologies and SR motor and drive systems to meet customers’ increased demand for productivity and energy efficiency. Over the years NMC has successfully developed and installed innovative SR products on a broad range of mission critical applications.

Entering the Chinese SR motors and drives market is a critical step for Nidec’s global SR business strategy. The combination of China Tex MEE’s leading position in the Chinese SR motors and drives market and Nidec’s global leading position in the SR technologies enables Nidec to further accelerate SR business growth and serve our customers in all three continents: Americas, Asia and Europe.

In addition to completing the global SR business strategy for Nidec, the target will greatly strengthen Nidec Industrial Solutions (NIS) presence in China by serving as the base for developing and manufacturing applicable NIS products lines. This acquisition is an important step towards the future success of NIS in China.

2.

Information on China Tex MEE

Company Name:	China Tex Mechanical & Electrical Engineering Co., Ltd.
Headquarters:	Beijing, China
Year of Establishment:	2004
Principal Places of Business:	China (Beijing and Zibo, Shandong)
Principal Businesses:	Design, Development, Manufacture and Marketing of Switched Reluctance motors and drives
Employees:	106 (as of December 31, 2013)
Sales:	50 million yuan (fiscal year ended December 31, 2013)
Assets:	Current Assets: 80 million yuan Fixed Assets: 15 million yuan (fiscal year ended December 31, 2013)

3.

Overview of Acquisition of the Operating Assets of China Tex MEE

Consideration:	The consideration for the transaction is expected to be paid in cash.
Payment and Funding:	Cash on hand
Transaction Structure:	A company will be newly established in China by NMQC to acquire certain operating assets of China Tex MEE.
Transaction Schedule:	The closing of the transaction is currently expected to be completed in July 2015, subject to required regulatory approvals and other factors.

4.

Effect on Financial Performance for the Current Fiscal Year

The Company intends to make appropriate disclosure of the impact of the transactions described herein on the Company’s consolidated financial performance for the current fiscal year and announce any changes to our financial performance forecasts in accordance with the applicable rules of the Tokyo Stock Exchange and the New York Stock Exchange once details are determined.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully completing the planned transactions, the anticipated benefits of the planned transactions not being realized, shifts in technology or user preferences for particular technologies, whether and when required regulatory approvals are obtained, and changes in business and regulatory environments. The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as required by law.

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